EXHIBIT 99.1

Press Release

Intelligentias Appoints Danilo Cacciamatta to Board of Directors

REDWOOD CITY, Calif., March 31 /PRNewswire-FirstCall/ -- Intelligentias, Inc. (OTC Bulletin Board: ITLI.OB) today announced the appointment of Danilo Cacciamatta, to its board of directors, effective March 26, 2008.

"We are pleased to have Danilo Cacciamatta join the Intelligentias board of directors," said Ian Rice, Chairman and CEO of Intelligentias. "Mr. Cacciamatta is a seasoned executive and CPA. With his unique balance of financial knowledge, strategic insight and operational expertise, Danilo is a strong asset to Intelligentias's board."

Mr. Cacciamatta has been the Chief Executive Officer of Cacciamatta Accountancy Corporation, a Public Company Accounting Oversight Board registered firm, for nearly 20 years. Prior to forming that firm, Mr. Cacciamatta was employed by KPMG Peat Marwick from 1972 to 1988 in a variety of positions, including audit partner from 1980 to 1988. Mr. Cacciamatta has served as a Director of California First National Bancorp since June 2001 and is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. Mr. Cacciamatta received a B.A. degree from Pomona College and an M.B.A. degree from the University of California at Riverside.

With the election of Mr. Cacciamatta, Intelligentias's board now consists of 5 members, including: Ian Rice, Chairman and CEO, Intelligentias; Luigi Caramico, President and Co-Founder, Intelligentias; Mario Mene, Chief Technology Officer, Intelligentias, and Royston Hoggarth, Managing Director of Strategic Capital Ltd.

About Intelligentias, Inc.

Intelligentias, Inc. is a publicly-traded U.S. corporation based in Redwood City, California, with offices in Rome and London. The company began developing solutions for the demanding environment of large communications service providers such as Telecom Italia in 1991. Today, the Retentia data retention solution includes features such as massive scalability based on a proprietary and purpose built file system, compression for 50 percent lower storage requirements, full encryption for maximum security, and the ability to capture and correlate multiple data types. For more information please visit http://www.intelligentias.com.